FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated October 24, 2012

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone :(56 2) 351 1187
E-mail: aveszpremy@bbvaprovida.cl

Santiago, Chile – October 24, 2012

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Ricardo Rodriguez, Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension (SP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

“Pursuant to the provisions of articles 9 and 10 of Law 18.045, and General Rule No. 30 of the Securities and Insurance Superintendency, and duly empowered, I hereby inform you, as a material disclosure, that at the Board meeting held on October 24, 2012, the Board of Directors of AFP Provida S.A., (“Provida”), with the prior recommendation of the Directors’ Committee, considered favorable to Provida’s interests the reciprocal and simultaneous purchase and sale with Banco Bilbao Vizcaya Argentaria, Chile ("BBVA"), of a total of 11 branch offices. 6 of these branch offices are owned by Provida and occupied by BBVA as lessee, and 5 are owned by BBVA and occupied by Provida as lessee. Provida’s Board of Directors approved Provida’s purchase of 5 properties from BBVA, for a total amount equivalent to UF 87,840 and the sale of 6 properties to BBVA for an amount equivalent to 134,420 UF.

The Board of Directors approved the aforementioned purchase-sale agreements on the basis that their price, terms and conditions are are in line with those prevailing in the market at the date of approval and are favorable to Provida's interests.  The transaction will have no material equity effects for Provida.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	October 25, 2012	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	October 25, 2012	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.